March 30, 2011

Via EDGAR

Angie Kim

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Kim:

Re:

Yukonic Minerals Corp. (the “Company”)

Registration Statement on Form S-1

Filed December 29, 2010

File No. 333-171470

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.  We note your statement in the first risk factor on page 7 that you face the risk of being "unable to complete [y]our business plan.”  Please review and revise your filing to avoid the implication that your business plan is complete.  On the outside front cover page of your prospectus, prospectus summary, description of business and plan of operation sections, please clearly state that you have not yet completed your business plan.

ANSWER:  Each of the section indicated above have been updated and now clearly state that the business plan has not yet completed.

2.  Please explain to us each of the following items:

  who prepared the registration statement;
  what basis the preparer had or source(s) upon which it relied in drafting the prospectus;
  who created the business plan which is described; and
  how and when Pamela Dawn Tesluck (your sole officer and director) first became affiliated with Yukonic Minerals Corp.

We may have additional comments based on your responses.

ANSWER:  The answers to your questions are as follows:

  The registration statement was prepared jointly by the Company and its legal counsel.
  The prospectus was drafted based on our preliminary business plan as well as information we had on the Ram claim, including a report on the property.
  The business plan was created by the Company (i.e. Ms. Pamela Tesluck).
  Ms. Tesluck became affiliated with the Company from its inception, as she was the incorporator.

3.  If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, please describe the particulars to us in necessary detail.  This comment refers to any and all of the following individuals:

  Ms. Tesluck;
  named legal counsel;
  those responsible for Ms. Tesluck's connection with Yukonic Minerals Corp. and any others who participated in the preparation of the prospectus disclosure in the registration statement.

For example, we note that named legal counsel was involved in Amarok Resources, Inc., a development stage company incorporated on October 2008 intending to start a spa center in the Ukraine which underwent a change in shell company status on February 2010 and is subsequently involved in the exploration of minerals.  We also note that legal counsel has also been involved in several recent development stage company submissions with the Commission, such as Lyons Liquors Inc. and Indigo International, Corp.  As appropriate, please address these and all other recent and/or relevant filings in your response.

ANSWER:  Ms. Tesluck does not have any experience in the above.  Our legal counsel has assisted various companies with their filing of registration statements with the Commission.  In regards to Amarok Resources, Inc., our legal counsel was engaged for the limited purpose of providing an opinion for Amarok’s registration statement.  They were not counsel for Amarok when they underwent a change of business.

4.  Also, if any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail.  We may have additional comments.

ANSWER:  Ms. Tesluck does not have any such experience.  The Company’s legal counsel has been previously engaged by companies who may have been altered their business plan.  However, our legal counsel was only engaged for the limited purpose of providing an opinion for their registration statements and was not involved in their subsequent change of business.

5.  As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves.  It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission.  If accurate, and with a view toward disclosure, please confirm to us that Ms. Tesluck did not agree to purchase Yukonic Mineral Corp's shares or to serve as an officer or director of Yukonic Mineral Corp. at least in part due to any plan, agreement, or understanding that she would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.  Please also confirm that she has no such present intention, if true.

ANSWER:  I agree that I did not agree to purchase the Company’s shares or to serve as an officer or director of the Company due to any plan, agreement, or understanding that I would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.  I also have no present intention to do the same.

6.  Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

ANSWER:  We do not have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

Outside Front Cover Page of Prospectus

7.  Please revise to include the registrant's name.  Please see Item 501(b)(1) of Regulation S-K.

ANSWER:  The Company’s name has been added.

8.  Please state prominently on the outside front cover page of your prospectus that you are an exploration stage mining company without sufficient capital for operations, no current plan to begin operations and that your auditors have issued a going concern opinion.  Please also state that you will not receive any of the proceeds from this offering.

ANSWER:  The following disclosure has been added:

We are an exploration stage mining company without sufficient capital for operations.  We have no current plans to being operations and our auditors have issued a going concern opinion.  We will not be receiving any of the proceeds from this offering.

Outside Back Cover Page of Prospectus

9.  Please revise to include the dealer prospectus delivery obligation.  Please see Item 502(b) of Regulation S-K.

ANSWER:  The Outside Back Cover Page has been created and the dealer prospectus delivery obligation has been included.

Summary, page 5

10.  Please revise your heading to make clear, and include any additional information that is necessary, that the information presented is a brief overview of the key aspects of the offering.  Specifically, please revise to disclose that:

  the property covered by the Ram claim does not contain any substantiated mineral deposits or reserves of minerals;
  additional exploration of the property is required before making any determination as to whether any commercially viable mineral deposit may exist;
  significant financing is required to undertake this additional exploration; and
  you have no current plans for obtaining this financing.

Please also provide this information on the outside front cover page of your prospectus.  Please see the instruction to Item 503 of Regulation S-K.  In addition, please delete the defined, terms in the first sentence of this section as the meanings are clear from their context.

ANSWER:  The first sentence of this section has also been removed and the following disclosure has been added to the Summary and Prospectus sections:

The property covered by the Ram claim does not contain any substantial mineral deposits or reserves of minerals.  Additional exploration of the property is required before making any determination as to whether any commercially viable mineral deposit may exist.  We will require significant financing to undertake this additional exploration, and currently, we do not have plans for obtaining this financing.

11.  We note your statements in the second paragraph of this section that "[you] are an exploration stage mining company engaged in the acquisition and exploration of mineral properties and to date [you] have received no revenues from [y]our operations" and "[you] will continue to be dependent on additional financing in order to maintain [y]our operations and continue with [y]our exploration activities.’’  Please revise to clarify here and throughout your prospectus that you have not commenced operations and that you have primarily undertaken only organizational activities.  Please also provide this disclosure on the outside front cover page of your prospectus.

ANSWER:  The registration statement has been revised thoroughly to clarify the Company has not yet commenced operations and that it has primarily undertaken only organizational activities.

12.  We note your disclosure at the bottom of page 12 and the third to last paragraph on page 14 that you currently have 1,350,000 shares of common stock issued and outstanding.  We further note your disclosure in the third to last paragraph on page 5 that “350,000 shares of [y]our common stock are issued and outstanding as of the date of this prospectus.”  Please clarify or revise.

ANSWER:  This discrepancy has been revised.  There are 1,350,000 shares of common stock issued and outstanding.

Risk Factors, page 6

13.  Mitigating language is not appropriate for your risk factor discussion.  We note the second risk factor on page 7 stating "We believe that we have sufficient funds to enable us to complete the initial phase of the exploration program on the property, as recommended by our consulting geologist, which is estimated to cost approximately $20,000.”  Please delete this statement.  This comment also applies to several other risk factors, including the following:

  "While our planned exploration program budgets for regulatory compliance...," page 8; and
  "While we have obtained a geological report with respect to the property covered by our Ram claim...," page 8.

ANSWER:  The statements indicated above have been removed accordingly.

Sales of a Substantial Number of Shares of our Common Stock..., page 10

14.  We note your statement that "[w]hen this registration statement is declared effective, the selling stockholders may be reselling up to 37.86% of the issued and outstanding shares of [y]our common stock.”  We further note your disclosure in your Selling Shareholder section that you are registering 350,000 shares of common stock for your selling shareholders and that you currently have 1,350,000 shares of common stock outstanding.  It appears that your selling shareholders may be reselling up to 25.93% of the issued and outstanding shares of your common stock.  Please clarify or revise.

ANSWER:  The inadvertent miscalculation has been revised to state the correct percentage of 25.93%.

Our Stock is a Penny Stock...., page 10

15.  We note your statement that "[you] currently plan to have [y]our common stock quoted on the OTC Bulletin Board.”  Please revise to remove the implication that your shares will be traded on the OTC Bulletin Board since there is no assurance that you will be successful.  Please review your entire filing for compliance with this comment.  For example, and not as an exhaustive list, please also revise:

  the third to last paragraph on page 11; and
  the second sentence of your Plan of Operation section on page 24.

In this regard, please revise the captions in the two prior risk factors on this page to delete the implication that you have a trading market, public or otherwise.  This comment also applies to your disclosure on page 22.

ANSWER:  The captions have been revised to remove the implication that the shares will be traded on the OTC Bulletin Board since there is no assurance that they will be successful in having their stock listed on an exchange.

Determination of Offering Price, page 11

16.  We note your statement on page 3 that "[t]he selling shareholders will sell [y]our shares at $0.05 per share until [y]our shares are quoted on the OTC, Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.- We further note your statement in this section that "[t]he selling stockholders may offer their shares through public or private transactions, on or off OTCBB, at prevailing market prices, or at privately negotiated prices.”  Please clarify or revise.

ANSWER:  The statement on page 3 has been revised and now states the following:

The selling stockholders may offer their shares through public or private transactions, on or off OTCBB, at prevailing market prices, or at privately negotiated prices.

Selling Shareholders, page 11

17.  We note the first sentence on page 12 stating that your selling shareholder table "provides... information regarding the beneficial ownership of [y]our common stock held by each of the selling shareholders" and the first sentence in the last paragraph on page 12 that "[t]he named party beneficially owns and has sole voting and investment power over all shares or rights to these shares."  To the extent any of your selling shareholders are also beneficial owners, please update your beneficial ownership table on page 28.  Alternatively, please delete these statements.

ANSWER:  The statements have been deleted.

18.  We note footnote one to your selling shareholder table disclosing Pamela Dawn Tesluck's executive officer and director positions.  To the extent Ms. Tesluck is a selling shareholder, please update your selling shareholder table accordingly.  Alternatively, please delete this footnote.

ANSWER:  The footnote, which was added in error, has now been deleted.

Plan of Distribution, page 13 Manner of Sale, page 13

19.  We note your disclosure in this section.  Please clarify how and when these methods of sales will be applicable to the shares of common stock being registered in this transaction.

ANSWER:  The Manner of Sale section has been revised and is now as follows:

The selling stockholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares.  Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate.  Brokers or dealers may receive commissions, discounts or concessions from the selling stockholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale.  The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved.  Broker-dealers may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder.  Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions.  In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

If our selling stockholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker dealers acting as underwriters.

Description of Securities, page 14

20.  We note your statement that "[h]olders of [y]our common stock representing one-percent (1%) of [y]our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of [y]our stockholders.”  Please reconcile this statement with Section 2.7(a) of your Bylaws.

ANSWER:  The statement has been removed and replaced with the following:

The holders of a majority of the shares issued, outstanding, and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by Nevada statute or by the Articles.

Description of Business, page 15

General, page 15

21.  Please disclose the following information for each of your properties:

  A description of all interests in your properties, including the terms of all underlying agreements and royalties.
  Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
  An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
  Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.
  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

ANSWER:  The requested information is as follows:

  We have an interest to receive 100% of all royalties on the Ram property.
  The Ram claim was staked by Oro Quest on May 30, 2001 and has been held by them until they assigned it to us.  The Ram Claim  is currently active until May 30, 2011 but can be extended by doing assessment work on property or paying for assessment to the Yukon mining recorder.
  The Ram claim is a territorial mining claim for quartz.
  Information on the claim is as follows:
  Whitehorse District- claim # YC19246 – type  Quartz
  Property Name - RAM 1
  Map #  115A14
  In order to keep the claim active, we are required to pay annual dues of CAD $105.00 per year to the Government of Yukon.  Our next payment is due by May 30, 2011.

22.  Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties including the source of power and water for your property and any infrastructure located on your property.

ANSWER:  This information is now included.

23.  Please provide your form and year of organization.  Please see Item 101 (h)(1) of Regulation S-K.

ANSWER:  This information has now been included.

24.  We note your statement that "[t]he Ram claim cannot be mined but can be eventually staked into claim if it is kept in good standing.”  Please enhance your disclosure as to the process; involved in keeping your Ram claim in "good standing."

ANSWER:  The following disclosure has been added to enhance the process involved in keeping the Ram claim in good standing:

To keep a claim in good standing the claim holder must work the claim and apply for a certificate of work, or pay a fee in lieu of work.  A claim is in good standing for one year after the date it is recorded.  The official recorded date is the date the mining recorder receives your application form, sketch and fees.  During this one year period, the claim holder is required to do $100.00 worth of representation work on the claim.

25.  We note your statement in the first paragraph on page 16 that "[You] have determined to proceed with the first phase of this recommended exploration program.  The estimated cost of this exploration program is $15,000.”  We further note your statement in other areas of your filing, such as in the last paragraph on page 19 and the first table on page 20, indicating that the total for phase one is $20,000.  Please clarify or revise.  In addition, please indicate the source of your geological report and indicate whether it was obtained from an unaffiliated third party.

ANSWER:  The inadvertent error has been revised to clarify the actual cost to be $20,000 for phase one.  The source of the geological report has also been disclosed as follows:

The geological report was obtained from APEX Geoscience, an unaffiliated third party.

Acquisition of Our Whitehorse Ram claim, page 16

26.  Please indicate whether Oro Quest was an unaffiliated third party at the time you entered into the agreement.

ANSWER:  The following disclosure was added:

Oro Quest was an unaffiliated third party at the time we entered into this agreement.

Access, Climate and Physiography, Local Resources and Infrastructure of Our Ram claim, page 16

27.  We note your disclosure in the last paragraph of this section.  Please use plain English to convey material technical details as needed.  Please also consider removing excessive detail that does not contribute to a material understanding of your business and proposed mine.  This comment also applies to the Geology of Our Ram claim section and the first sentence of the Our Planned Exploration Program section on page 19.

ANSWER:  Changes have been made to update the wording to plain English.

28.  We note you state there are small scale maps located on pages 17 and 18 of your filing, yet we are unable to view the maps.  Please advise or revise.

ANSWER:  We will attempt to obtain clearer maps for our amended filing.

Our Planned Exploration Program, page 19

29.  Please tell us how you determined your exploration plan and, if developed by a consultant, please disclose the name of the consultant and file their consent as an exhibit to the registration statement.  In this regard, we note to your "consulting geologist" on page 7.

ANSWER:  We determined our planned exploration plan by, among other things, reviewing the report on the property, our current working capital, future capital requirements and our ability to obtain additional financing.  We have not independently retained a geologist and as such we have removed the inadvertent mention of the “consulting geologist” on page 7.

30.  We note your statement that you plan to commence phase one of your exploration program "in Spring 2011 depending on the availability of personnel and equipment.”  Please specify to what extent availability of personnel and equipment will impact your commencement of phase one (e.g., whether this could delay phase one until Summer 2011 or Fall 2011).

ANSWER:  The following disclosure has been added:

If we are unable to fine the necessary personnel and equipment, phase one of our exploration program could possibly be delayed until Summer 2011 or Fall 2011, depending on when this requirement is fulfilled.

31.  Please substantially revise this section to explain in greater detail the steps you intend to take to conduct each of these phases and the timeframe necessary for completing each phase.  In this revised discussion, please also provide for the anticipated $12,000 in total expenditures for the next 12 months which you discuss on page 24.

ANSWER:  The registration statement has been updated to explain that each of the three phases are expected to take about 6 months to complete.  Also, the $12,000 needed for the next 12 months is already explained to as “We anticipate spending approximately $1,000 in ongoing general and administrative expenses per month for the next twelve months.”

32.  We note your statement in the first paragraph on page 21 that "[yo]ur Board of Directors will make a determination whether to proceed with the third phase of the recommended work program only upon completion of phase two.  In completing this determination [you] will make an assessment as to whether the results are sufficiently positive.”  Please clarify the type and nature of "sufficiently positive" results you will seek in making the determination to proceed with phase three.

ANSWER:  The following disclosure has been added to clarify the nature of sufficiently positive results:

Positive results means that a geoscientist states that there is a strong likelihood of value being added by completing the next phase of exploration.

33.  We note your statement that you "have not chosen anyone specific to conduct exploration work on the property" and that you "intend to choose a geologist recognized in the Yukon Territory who has had experience working in the regional area of the property.”  Please specify when and how you intend to select this geologist with a view to providing investors a better understanding of your timeframe in commencing phase one.

ANSWER:  The following disclosure has been added to provide the additional information:

We intend to field offers from different geologists who are keen to build on their previous experiences working in the area and we will choose the most qualified person amongst the various interested candidates.  We will like to begin this process within the next 2 months; we are estimating it will take up to 3 months to hire a geologist.

34.  Please enhance your disclosure of the "Contingency" components of phases one and two to clarify why you have allocated $1,800 and $5,000 in phases one and two, respectively, and the types of costs you anticipate may arise.

ANSWER:  The following disclosure has been added to provide more information on the Contingency components of phases one and two:

The contingency funds allocated in phases one and two are there to cover unexpected expenses which may arise while the actual work commences, such as severe weather issues which cause delays, causing additional days needed for personnel and/or equipment.

Compliance with Governmental Regulation, page 21

35.  We note your disclosure in the last paragraph of this section that costs associated with "[a]dditional approvals and authorizations” are "impossible to assess.”  Please enhance your disclosure of your three phases to provide for the cost(s) of governmental approval and/or authorizations associated with each phase.  To the extent governmental approval is necessary for commencing phase one and you have not yet received approval, please discuss the status of this approval within the government approval process.  Please see Item 10 1 (h)(4)(viii) of Regulation S- K.

ANSWER:  The following disclosure has been added to the Compliance with Governmental Regulation section:

We already have approval to proceed with phase one of our exploration program.  During the one year period of acquiring the claim, the Company, as the claim holder, is required to do $100 worth of representation work on the claim.  To apply to do work on a claim, the fee is $5 per claim per year.

36.  Please disclose the exploration and mining permit requirements for companies operating in the Yukon Territory.  Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

ANSWER:  The following disclosure has been added:

We already have approval to proceed with phase one of our exploration program.  During the one year period of acquiring the claim, the Company, as the claim holder, is required to do $100 worth of representation work on the claim.  To apply to do work on a claim, the fee is $5 per claim per year payable to the Government of Yukon.

Employees, page 21

37.  We note your statement that you "intend to retain independent geologists and consultants" [emphasis added].  We further note your reference to a recommendation by your consulting geologist in the second risk factor on page 7.  To the extent you have retained a consulting geologist, please clearly and consistently state so and update your disclosure to provide the terms of your agreement with this consulting geologist.

ANSWER:  The Company has not yet retained a consulting geologist; therefore, there are not terms of any agreement to report.

Offices, page 22

38.  We note your disclosure that Ms. Tesluck currently provides your office space to you "free of charge.”  We further note your disclosure on page 25 that you incurred $7,072 in "office and general fees.”  Please clarify the nature of these office and general fees.  If Ms. Tesluck currently provides office space, please clarify whether this space is part of a residence or an employer's location.  To the extent this space is part of an employer's location, please state whether the employer is aware and approves of this activity.

ANSWER:  The registration statement has been updated to clarify that the office space provided my Ms. Tesluck is part of a residence.  The following disclosure was added to clarify the nature of the office and general fees:

The office and general expenses consists of utilities, insurance, and office supplies.

Market for Common Equity and Related Stockholder Matters, page 22 Market Information, page 22

39.  We note your statement that “[you] have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.”  We further note statements throughout your filing, such as on pages 10 and 24, that you intend to obtain a trading symbol to trade your share over the OTC Bulletin Board.  Please clarify or revise.

ANSWER:  The above statement has been removed and the following disclosure has been added:

We would like to register our shares for resale by our selling stockholders and then obtain a trading symbol to trade our shares over the OTC Bulletin Board.  However, there is no assurance that we will be successful in getting our common stock quoted on the OTC Bulletin Board.

OTC Bulletin Board Qualification for Quotation, page 23

40.  We note your statement that "[b]ased upon [y]our counsel's prior experience, [you] anticipate that after this registration statement is declared effective, it will take approximately 2 - 8 weeks for the NASD to issue a trading symbol and allow sales of [y]our common stock under Rule 144.”  Please:

  elaborate on your counsel's "prior experience" and involvement with companies similar to yours;
  provide the basis for your counsel's belief for this 2-8 week timeframe; and
  explain how sales of your common stock under Rule 144 are relevant to effectiveness of your registration statement and issuance of a trading symbol.

ANSWER:  The above statement was added in error and has been removed.

41.  We note your statement that "350,000 shares of [y]our common stock held by non-affiliates and 1,000,000 shares of [y]our common stock [arc] held by affiliates..." and that "[a]II of [y]our shares held by affiliates and shares not being registered in this registration statement will be subject to the resale restrictions of Rule 144.”  We further note your disclosure on pages 27 and 28 that Ms. Tesluck owns the 1,000,000 of the 1,350,000 shares issued and outstanding.  To the extent other affiliates hold your shares, please clearly and consistently state so, Alternatively, please revise the second paragraph of this section to indicate that only one affiliate, Ms. Tesluck, holds 1.000,000 shares of your common stock.

ANSWER:  The paragraph has been revised and now states:

There are 350,000 shares of our common stock held by non-affiliates and 1,000,000 shares of our common stock held by one affiliate, Ms. Tesluck, Rule 144 of the Securities Act of 1933 defines as restricted securities.  350,000 shares being held by non-affiliates are being registered under this registration statement and will be available for sale when the registration statement is declared effective.  The 1,000,000 affiliate shares held by Ms. Tesluck and shares not being registered in this registration statement will be subject to the resale restrictions of Rule 144.  In general, affiliates holding restricted securities, must hold their shares for a period of at least six months assuming we are current in our SEC reports or one year if we are not, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price.  These restrictions do not apply to re-sales under Rule 144for non-affiliates holding unregistered shares for at least one year.  The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Holders, page 24

42.  Please reconcile the number of holders in this section with your disclosure in the third to last paragraph on page 14.

ANSWER:  The number of holders has been reconciled and now states correctly that the number of holders is 36.

Plan of Operation, page 24

43.  We note your statements that "[a] s of September 30, 2010 (you) had cash reserves of $17,457" and that "[you] anticipate that [y]our cash and working capital will not be sufficient to enable [you] to complete phase one of [y]our exploration program and to pay for the costs of this offering and [y]our general and administrative expenses for the next 12 months.”  We further note your disclosures on page 24 that your anticipated costs for the next twelve months are $12,000, on page 20 that phase one of your exploration program amounts to $20,000 and on page 14 that expenses associated with this offering amount to $43,000.  Please clarify how you intend to manage each of these amounts given your current cash reserves.  Please also itemize how your cash reserves will be allocated among your anticipated costs for the next twelve months, phase one of your exploration program and payment of the expenses associated with this offering.

ANSWER:  The following disclosure has been added:

Our President has agreed to advance us necessary funding to maintain minimal operations and fund the cost of our becoming a public company including paying for the offering expenses.  Any funding that we receive will firstly go to pay for the costs of our offering, secondly pay for maintaining our operations and thirdly go towards the costs of our exploration program.

44.  Similarly, we note your statement in the second risk factor on page 7 that "[you] believe that [you] have sufficient funds to enable [you] to complete the initial phase of the exploration program on the property, as recommended by [y]our consulting geologist, which is estimated to cost approximately $20,000.”  Please explain your plan to complete this initial phase of exploration given the expenses of this offering.

ANSWER:  This disclosure was included in error and, as such, has been removed.

Expenses, page 25

45.  We note that from inception on May 26, 2010 to September 30, 2010, you have incurred professional fees of $42,155.  Please enhance your disclosure to specify the purpose of these professional fees.

ANSWER:  The following disclosure has been added:

The professional fees consist of the expenses associated with this offering such as legal, accounting and auditing fees.

Future Financings, page 25

46.  We note your statement that "[t]here is no assurance that [you] will achieve any additional sales of [y]our equity securities or arrange for debt or other financing to fund our planned exploration activities.”  We further note your statement in the penultimate paragraph on page 24 that "[you] believe that debt financing will not be an alternative for funding additional phases of exploration as [you] do not have tangible assets to secure any debt financing.”  Please clarify or revise.

ANSWER:  The Future Financings paragraph has been revised and now is as follows:

We anticipate continuing to rely on equity sales of our common shares in order to continue to fund our business operations.  Issuances of additional shares will result in dilution to our existing shareholders.  There is no assurance that we will achieve any additional sales of our equity securities or arrange for other financing to fund our planned exploration activities.

Directors, Executive Officers, Promoters and Control Persons, page 26

47.  Please state Ms. Tesluck's term of office as director.  Please also provide information regarding Ms. Tesluck's specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director.  Please see Items 401(a) and (e)(1) of Regulation S-K.

ANSWER:  The following disclosure has been added:

Ms. Tesluck will remain as an officer of the Company until she resigns or is replaced.  She will serve as a director for a one year term or until he her successor is elected and qualified or until her earlier resignation or removal.

Although Ms. Tesluck does not have direct experience in our proposed business plan, Ms. Tesluck has the ability to source and retain qualified personnel to further our exploration plans.

48.  We note your disclosure that Ms. Tesluck is your sole officer and director.  Please revise the risk factors on page 9 and the first and last paragraph on page 21 to reflect this fact and to remove any implication that you have several officers and directors.

ANSWER:  The Risk Factors on page 9 and the last paragraph on page 21 have been updated to remove any implication that the Company has several officers and directors.

Legal Proceedings, page 26

49.  We note your disclosure of legal proceedings in this section is limited to five years.  Please note that the disclosure required by Item 401 (f) of Regulation S-K requires such disclosure for the past ten years with respect to your director and executive officer, which differs from the five year period called for by paragraph (g) of such Item.

ANSWER:  The disclosure has been updated to include the past 10 years.

Executive Compensation, page 27 Summary Compensation, page 27

50.  We note your disclosure in the first sentence on page 27 that the compensation table reflects information as of your latest fiscal year ended, September 30, 2010.  We further note the third column of your compensation table states "Salary FY 2009.”  Please clarify or revise.

ANSWER:  The table incorrectly stated the wrong fiscal year, and it has not been updated to state “Salary FY 2010.”

Security Ownership of Certain Beneficial Owners and Management, page 27

51.  We note your statement that "[u]nless otherwise indicated in the footnotes to this table... each of the shareholders named in this table has sole or shared voting, and investment power...”  We further note there are no footnotes to your beneficial ownership table.  Please clarify or revise.

ANSWER:  The statement was inadvertently added and has now been removed.  The paragraph now states:

This table is based upon information derived from our stock records.  Unless otherwise subject to community property laws where applicable, the shareholder named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 1,350,000 shares of common stock outstanding as of December 19, 2010.

Certain Relationships and Related Transactions, page 28

52.  We note your statement in this section that "[a]ny infusions or loan advances to the company since inception by Pamela Dawn Tesluck are payable at 5% or on demand.”  We further note your statement in Note 5 on page F-9 that"(t)he Company has received $45,224 as a loan from a related party.  The loan is payable on demand and without interest.”  Please clarify or revise.  To the extent this loan is in writing, please file it as an exhibit.  Please see Item 601 (b)(10) of Regulation S-K.

ANSWER:  Note 5 was incorrectly stated and has been updated as follows:

The Company has received $45,224 as a loan from a related party.  The loan is payable on demand and we have imputed interest at 8% per annum.

53.  Please provide the information required by Item 404 of Regulation S-K for the loan made by Ms. Tesluck.

ANSWER:  The following disclosure has been added:

The Company has received $45,224 as a loan from Ms. Tesluck.  The loan is payable on demand and we have imputed interest at 8% per annum.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 28

54.  Please reconcile your disclosure in this section with Article IX of your Bylaws.  Similarly, please reconcile your disclosure in the Indemnification of Directors and Officers section with Article IX of your Bylaws.

ANSWER:  The disclosures have both been reconciled.

Part II Information Not Required in the Prospectus, page 30

55.  Please describe the $2,498.75 in estimated costs that comprise part of the expenses of this offering.  Please see Item 511 of Regulation S-K.

ANSWER:  This figure has been included to account for miscellaneous fees such as printing costs, additional filing fees, etc.

Recent Sale of Unregistered Securities, page 31

56.  We note your disclosure that on September 30, 2010 "the Company had issued 1,000,000 founder's shares at $0.001 per share for net funds to the Company of $1,000 and had issued 350,000 common stock at $0.01 per share.”  Please provide the exemption from registration claimed and briefly state the facts relied upon to make the exemption available.  Please see Item 701(d) of Regulation S-K.

ANSWER:  The following disclosure has been added:

All of the above shares were issued pursuant to private placements that were exempt from registration provided under Regulation S of the Securities Act of 1933.  Our reliance upon the exemption under Rule 903 of Regulation S of the Securities Act was based on the fact that the sale of the securities was completed in an "offshore transaction,” as defined in Rule 902(h) of Regulation S.  We did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the securities.  Each investor was not a US person, as defined in Regulation S, and was not acquiring the securities for the account or benefit of a US person.

Undertakings, page 32

57.  Please revise paragraphs 1(a)-(c) to conform to the language required by Item 512(a)(1)(i)-(ii) of Regulation S-K.

ANSWER:  The paragraphs have been revised accordingly.

Exhibit 5.1

58.  Please clarify in the first sentence of the opinion that Dean Law Corp. has acted as counsel to the company.

ANSWER:  The first sentence has been revised as follows:

We have acted as counsel for Yukonic Minerals Corp. (the "Company") in connection with the filing of the filing of the Registration Statement on Form S-1 with the Securities and Exchange Commission.

59.  We note the first sentence that the legal opinion pertains to the "following conclusions regarding the above offering.”  Please provide a reference to this registration statement.

ANSWER:  A reference has been included.

60.  Please revise the penultimate sentence in paragraph one to provide for the correct year in which the Articles of Incorporation were filed.

ANSWER:  The date has been corrected to show May 26, 2010.

Exhibit 10.1

61.  Please file Exhibit A to this agreement.

ANSWER:  Exhibit A is has now been included with the filing.

Signatures, page 33

62.  The registration statement must also be signed by Ms. Tesluck in her capacities of your principal financial officer and your controller or principal accounting officer.  Please see Instruction 1 to Form S-1.

ANSWER:  The Signatures section has been revised accordingly.

Please contact me if you have any further questions.

Yours truly,

Yukonic Minerals Corp.

Per: /s/ Pamela Tesluck

Pamela Tesluck

President & C.E.O.